UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FIXED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.           )*

CLIPPER REALTY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18885T306
(CUSIP Number)

Bernath and Rosenberg 127 Route 59
Monsey, NY 10952
(845) 356 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18885T306	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

15,742(1)
	8	SHARED VOTING POWER

8,749,028(2)
	9	SOLE DISPOSITIVE POWER

15,742(1)
	10	SHARED DISPOSITIVE POWER

8,749,028(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,764,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1	Represents vested long term incentive plan units (“LTIP Units”), a class of units of Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of Clipper Realty Inc. (the “Issuer”). The LTIP Units are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

Represents 1,204,932 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze Inc. (“Trapeze”), a Delaware corporation, 121,482 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D Holdings LLC (“Trapeze D”), a Delaware limited lability company, and 126,335 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL Holdings LLC (“ECL”), a Delaware limited liability company.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of special voting stock of the Issuer (the “Special Voting Stock”) for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

3	This calculation is based on 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus, filed by the Issuer on February 9, 2017 (the “Prospectus”), plus the number of LTIP Units and Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

Trapeze Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,669,624(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,669,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,669,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1

Represents 1,204,932 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2	This calculation is based on 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

Trapeze D Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,483,521(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,483,521(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,483,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 121,482 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2	This calculation is based on 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS

ECL Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,595,883(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,595,883(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,595,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 126,335 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2	This calculation is based on 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer, whose principal executive offices are located at 4611 12th Avenue, Suite 1L, Brooklyn, New York, 11219.

Item 2.	Identity and Background.

(a), (b), (c), (f) This statement is being filed by Sam Levinson (“Mr. Levinson”), a United States citizen; Trapeze, a Delaware corporation; Trapeze D, a Delaware limited liability company; and ECL, a Delaware limited liability company (together, the “Reporting Persons”).

The principal business of Mr. Levinson is investment management. Trapeze, Trapeze D and ECL are investment vehicles. Mr. Levinson has sole voting and investment control over Trapeze, Trapeze D and ECL.

Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and except for Mr. Levinson each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

The address of the principal business of each of the Reporting Persons is c/o Bernath and Rosenberg, 127 Route 59, Monsey, NY 10952.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In formation transactions effected in connection with the Issuer’s private offering of Common Stock in August 2015 (the “Formation Transactions”), Trapeze, Trapeze D and ECL had their interests in the predecessor entities of the Issuer converted into Class B LLC Units in the following amounts: 4,464,692 Class B LLC Units to Trapeze; 1,362,039 Class B LLC Units to Trapeze D; and 1,469,548 Class B LLC Units to ECL. The Reporting Persons were issued an equal number of shares of Special Voting Stock of the Issuer for each Class B LLC Unit held. In addition, Trapeze was issued 755,939 shares of Common Stock for its interests in one of the predecessor entities of the issuer.

Each of Trapeze, Trapeze D and ECL also purchased shares of Common Stock in the private offering at $13.50 per share in the following amounts: Trapeze purchased 335,659 shares of common stock, Trapeze D purchased 61,482 shares of Common Stock, and ECL purchased 66,335 shares of Common Stock. The source of funds for these purchases was working capital.

In March, 2016, Mr. Levinson was granted 4,360 LTIP Units with an initial value of $62,500 as compensation for 2015 and 11,112 LTIP Units with an initial value of $150,000 as compensation for 2016, all of which have vested.

In connection with the Issuer’s initial public offering on February 9, 2017, Trapeze, Trapeze D and ECL each purchased shares of Common Stock from the Issuer at $13.50 per share in the following amounts: Trapeze purchased 213,334 shares of Common Stock; Trapeze D purchased 60,000 shares of Common Stock; and ECL purchased 60,000 shares of Common Stock. The source of funds for these purchases was working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer. The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interests in Securities of the Issuer.

(a), (b) There were 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus. According to the Prospectus, there were 26,317,396 Class B LLC Units and 501,487 LTIP Units outstanding as of February 9, 2017. The calculation of percentages below is based on 17,012,755 shares of the Common Stock of the Issuer outstanding as of February 9, 2017, as reported in the Prospectus, plus the number of vested LTIP Units and Class B LLC Units beneficially owned by the applicable Reporting Person.

Due to his control over each of Trapeze, Trapeze D and ECL, Mr. Levinson may be deemed to share voting and disposition power with respect to the shares of Common Stock owned by each of these entities, in the aggregate amount of 8,749,028 shares of Common Stock, which together with the 15,742 vested LTIP Units owned by Mr. Levinson (collectively, the “Subject Shares”), represent 36.0% of the outstanding shares of the Common Stock. This number includes:

(i)	1,452,749 shares of Common Stock, of which 1,204,932 are held by Trapeze, 121,482 are held by Trapeze D and 126,335 are held by ECL.

(ii)	7,296,279 Class B LLC Units (and the same number of shares of Special Voting Stock), of which 4,464,692 are held by Trapeze, 1,362,039 are held by Trapeze D and 1,469,548 are held by ECL. Class B LLC Units are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are exchangeable, together with an equal number of shares of Special Voting Stock, for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iii)	15,742 vested LTIP Units held directly by Mr. Levinson. The LTIP Units are convertible by Mr. Levinson, upon vesting, into an equivalent number of units of OP Units of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

Each of Trapeze, Trapeze D and ECL may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by it, as indicated above, with Mr. Levinson.

The following table describes the beneficial ownership of Common Stock for each of the Reporting Persons:

Name	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power

	No. of shares of Common Stock beneficially owned	Percentage	No. of shares of Common Stock beneficially owned	Percentage
Sam Levinson	15,742	0.1%	8,749,028	36.0%
Trapeze	—	—	5,669,624	26.4%
Trapeze D	—	—	1,483,521	8.0%
ECL	—	—	1,595,883	8.6%

Under the rules issued by the Securities and Exchange Commission (the “SEC”) regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. Mr. Levinson has opted to include in this report his beneficial ownership of Class B LLC Units and vested LTIP Units, which are convertible into OP Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to the relevant LLC agreements in the case of Class B LLC Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B LLC Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.

(c) In connection with the Issuer’s initial public offering on February 9, 2017, Trapeze, Trapeze D and ECL each purchased shares of Common Stock from the Issuer at $13.50 per share in the following amounts: Trapeze purchased 213,334 shares of Common Stock; Trapeze D purchased 60,000 shares of Common Stock; and ECL purchased 60,000 shares of Common Stock. The source of funds for this purchase was working capital.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, Mr. Levinson entered into a Lock-Up Agreement, dated as of February 8, 2017 (the “Lock-Up Agreement”), with FBR Capital Markets & Co. and Raymond James & Associates, Inc., as representatives for the underwriters in the initial public offering (the “Representatives”), pursuant to which Mr. Levinson agreed, subject to certain exceptions, that for a period of 180 days after February 9, 2017, he would not, without the prior written consent of the Representatives which may be withheld or delayed in the Representatives’ sole discretion:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale, lend, or otherwise t dispose of or transfer, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock owned directly by Mr. Levinson or with respect to which he has beneficial ownership; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Common Stock, whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

Registration Rights Agreements

Pursuant to the registration rights agreement entered into in connection with the private offering by and between the Issuer and FBR Capital Markets & Co., dated August 3, 2015, as amended on July 7, 2016, November 3, 2016 and February 2, 2017 (the “Registration Rights Agreement”), the Issuer is required, among other things, to use commercially reasonable efforts to cause a shelf registration statement registering the shares of Common Stock purchased by the Reporting Persons in the private offering described above, to be declared effective by the SEC no later than March 31, 2017.

In addition, the Issuer and certain persons receiving shares of Common Stock and Class B LLC Units in connection with the private offering, including Trapeze, Trapeze D and ECL, entered into a Registration Rights Agreement, dated as of August 3, 2015, which provides for the registration of such shares of Common Stock and shares of Common Stock that are issuable upon the exchange of Class B LLC Units issued in the Formation Transactions described above.

Item 7.	Material to be Filed as Exhibits.

(a) Joint Filing Agreement, dated as of February 21, 2017, by and among Sam Levinson, Trapeze Inc., Trapeze D Holdings LLC and ECL Holdings LLC

(b) Lock-Up Agreement, dated as of February 8, 2017, by Sam Levinson with FBR Capital Markets & Co., Raymond James & Associates, Inc., as representatives of the underwriters in the initial public offering

(c) Registration Rights Agreement, dated as of August 3, 2015 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.5 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))

(d) Registration Rights Agreement, dated as of August 3, 2015 among Clipper Realty Inc. and each of the Holders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))

(e) Amendment No. 1 to Registration Rights Agreement, dated as of July 7, 2016 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.43 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))

(f) Amendment No. 2 to Registration Rights Agreement, dated as of November 3, 2016 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.50 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))

(g) Amendment No. 3 to Registration Rights Agreement, dated as of February 2, 2017 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.53 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017	SAM LEVINSON

	By:	/s/ Sam Levinson
Sam Levinson

TRAPEZE INC.

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

TRAPEZE D HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

ECL HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

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